Sumitomo Corporation

RECEIVED

2006 AUG -2 P 12:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34680

July 31, 2006

PROCESSED

AUG 08 2006

THOMSON FINANCIAL

SUPPL

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06015665

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated July 31, 2006 [English translation].

8/2

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

July 31, 2006

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Re: Sumitomo Corporation Announces the Exercise Price of Stock Options

Sumitomo Corporation (the "Company") hereby announces the Exercise Price of new share acquisition rights in the form of stock options to the Company's Directors, Executive Officers and Corporate Officers who qualify under the qualification system of the Company pursuant under Articles 236, 238 and 239 of the Company Law of Japan.

1. Value of the assets to be contributed upon exercise of the new share acquisition rights:

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be determined by multiplying the price paid per share issuable upon the exercise of the new share acquisition rights (hereinafter "Exercise Price") by the number of shares subject to such new share acquisition rights.

The Exercise Price shall be JPY 1,624.

When the Company issues new shares at a price below the market price following the issuance of new share acquisition rights, the Exercise Price shall be adjusted using the following formula, rounding up fractions of less than ¥1 resulting from the adjustment. However, this shall not apply to the issuance of new shares by the Company in cases of the exercise of new share acquisition rights or public offerings at fair value.

$$\text{Post-adjustment Exercise Price} = \text{pre-adjustment Exercise Price} \times \frac{\text{number of shares already issued} + \dfrac{\text{number of shares newly issued} \times \text{pre-adjustment Exercise Price}}{\text{share price before new issuance}}}{\text{number of shares already issued} + \text{increase in number of shares resulting from new issuance}}$$

Moreover, if the Company implements a stock split or a reverse split following the issuance of new share acquisition rights, the Exercise Price shall be adjusted in proportion to the ratio of the stock split or reverse split, rounding up fractions of less than ¥1 resulting from the adjustment.

In addition to the above, if an adjustment of the Exercise Price is necessary, for example if the Company merges with another company, or merges or absorbs by spin-off another company following the issuance of new share acquisition rights, it shall be appropriately adjusted within reasonable limits.

RECEIVED
2006 AUG -2 P 12: 46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34680

July 4, 2006

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Amendment Report dated June 24, 2005 [in Japanese].

   Amendment Report filed with the Director of the Kanto Local finance Bureau amending the details of the Cash Flow Statement in the Semi-Annual Securities Report dated December 20, 2004.

2. Amendment Report dated July 4, 2006 [in Japanese].

   Amendment Report filed with the Director of the Kanto Local finance Bureau amending the details of the description of officers and the description of short-term loans in the Annual Securities Report dated June 23, 2006.

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

Sumitomo Corporation

RECEIVED

2006 AUG -2 P 12:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34680

July 28, 2006

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Brief Statements of Quarterly Financial Results dated July 28, 2006 (Consolidated basis. USGAAP) [English translation].

2. Press Release dated July 28, 2006 referring to "Sumitomo Corporation Announces Grant of Stock Options for a Stock-Linked Compensation Plan" [English translation]

3. Press Release dated July 28 , 2006 referring to "Sumitomo Corporation Announces Grant of Stock Options (New Share Acquisition Rights)" [English translation]

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata

Corporate Officer,

General Manager of the Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

Highlights of consolidated quarterly results 2006 (Three-month period ended June 30, 2006)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

Consolidated Income	Three months ended June 30, 2006	Three months ended June 30, 2005	increase/(decrease) amount	increase/(decrease) percentage	Annual targets (announced in April 2006) amount	Annual targets achievement
Gross profit	2,025	1,559	465	30%	8,500	24%
Other income (expenses) :						
Selling, general and administrative expenses	(1,437)	(1,119)	(318)	(28%)	(6,150)	23%
Personnel expenses	(752)	(595)	(156)	(26%)		
Facility related expenses	(237)	(183)	(54)	(29%)		
Other	(448)	(340)	(108)	(32%)		
Interest expense, net of interest income	(73)	(36)	(37)	(101%)	(320)	23%
Dividends	58	54	4	7%	130	44%
Equity in earnings of associated companies, net	139	102	36	35%	550	25%
Settlements on copper trading litigation	96	0	96	-	0 (total of items from Settlements on copper trading litigation to Other, net)	-
(Provision for) reversal of allowance for doubtful receivables	17	(6)	24	-		
Gain on property and equipment, net	6	13	(7)	(56%)		
Gain on marketable securities and other investments, net	13	39	(25)	(65%)		
Gain on issuances of stock by subsidiaries and associated companies	-	10	(10)	-		
Other, net	(7)	4	(11)	-		
Total other income (expenses)	(1,188)	(939)	(249)	(26%)	(5,790)	21%
Income before income taxes and minority interests in earnings of subsidiaries	837	620	217	35%	2,710	31%
Income taxes	(297)	(220)	(77)	(35%)	(940)	32%
Income before minority interests in earnings of subsidiaries	540	400	140	35%	1,770	30%
Minority interests in earnings of subsidiaries, net	(9)	(22)	13	58%	(70)	13%
Net income	531	378	153	40%	1,700	31%
Total trading transactions	24,896	22,456	2,439	11%	104,000	24%
Operating income	605	434	171	39%	2,300	26%
Basic profit (Calculation for reference)*	477	373	104	28%	1,824	26%

Note: Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

Note: Operating income is presented in a manner customarily used in Japan solely for Japanese investors' purposes.

*Calculation: (Gross profit-Selling, general and administrative expenses-Interest expenses, net of interest income+Dividends)×59% (to take into account income taxes) + Equity in earnings of associated companies, net

Summary of the results for the three months (April 1, 2006-June 30, 2006) in comparison with the same period of the previous year

Gross profit
<Businesses which contributed to the increase>
- Tubular products, steel plates, and non-ferrous metal businesses
- Automobile finance business in Asia
- Ships business
- Coal business in Australia
- Commodity trading business
- Sumitomo Corporation of America (mainly in metal products business)
- Newly consolidated TBC CORPORATION (automotive replacement tire marketer in the U.S.)

Selling, general and administrative expenses
- Effect of the newly consolidated subsidiaries
- Increase in personnel expenses due to the expansion of business activities at subsidiaries

Interest expense, net of interest income

	Three months ended June 30, 2006	Three months ended June 30, 2005	increase/(decrease)
Interest income	64	40	24
Interest expense	(137)	(76)	(61)
Total	(73)	(36)	(37)

- Rise in interest rates of the U.S. dollar

Equity in earnings of associated companies, net
<Businesses which contributed to the increase>
- Tubular products business in the U.S.
- Sumisho Lease
- IPP* businesses in Asia and Middle East

*Independent Power Producer

Settlements on copper trading litigation
- Receipt of 10 billion yen through settled litigation

(Provision for) reversal of allowance for doubtful receivables
- Reversed due to the collection of certain doubtful receivables

Reference		Three months ended June 30, 2006	Three months ended June 30, 2005
Foreign exchange (Yen/US$) (Average)	(Jan.-Dec.)	117.16	105.25
	(Apr.-Mar.)	113.97	108.36
Interest(%) (US$ LIBOR6M) (Average)	(Jan.-Dec.)	4.9%	3.1%
	(Apr.-Mar.)	5.3%	3.5%
Crude oil (US$/bbl) <North Sea Brent>	(Jan.-Dec.)	62	48

Cautionary Statement Concerning Forward-Looking Statements

This report includes forward-looking statements relating to our future plans, targets, objectives, expectations and intentions. The forward-looking statements reflect management's current assumptions and expectations of future events, and accordingly, they are inherently susceptible to uncertainties and changes in circumstances and are not guarantees of future performance. Actual results may differ materially, for a wide range of possible reasons, including general industry and market conditions and general international economic conditions. In light of the many risks and uncertainties, you are advised not to put undue reliance on these statements. The management targets included in this report are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management strive to achieve through the successful implementation of the Company's business strategies. The company may be unsuccessful in implementing its business strategies, and management may fail to achieve its targets. The Company is under no obligation -- and expressly disclaims any such obligation -- to update or alter its forward-looking statements.

Sumitomo Corporation

Unit: 100 millions of yen (rounded to the nearest 100 million)

Segment Information	Gross profit: Three months ended June 30, 2006	Gross profit: Three months ended June 30, 2005	Gross profit: increase/ (decrease)	Net income: Three months ended June 30, 2006	Net income: Three months ended June 30, 2005	Net income: increase/ (decrease)	Summary (Net income)
Metal Products	182	148	35	64	52	12	- Strong performances in tubular products, steel plates, and non-ferrous metal businesses
Transportation & Construction Systems	342	290	52	67	46	21	- Strong performances in ships business, and automobile finance business in Asia
Machinery & Electric	58	72	(14)	28	18	10	- IPP businesses in Asia and Middle East
Media, Electronics & Network	121	95	26	10	50	(40)	- Strong performance in Jupiter TV - Gain on issuance of stock in the same period of the previous year
Chemical	85	80	5	12	15	(3)	- Strong performance in Cantex (PVC pipe business in the U.S.) - Decrease in organic chemicals
Mineral Resources & Energy	109	93	16	43	35	8	- Strong performance in coal business in Australia
Consumer Goods & Service	253	252	1	10	16	(7)	- Strong performance in Summit supermarket - Decrease in fresh fruit business
Materials & Real Estate	209	109	100	33	30	3	- Strong performance in condominium sales - Newly consolidated TBC CORPORATION
Financial & Logistics	87	37	49	29	1	27	- Recovery in commodity trading business - Strong performance in sales of overseas industrial park
Domestic Regional Business Units and Offices	92	96	(4)	13	12	1	
Overseas Subsidiaries and Branches	533	268	266	107	78	28	- Strong performance in metal products businesses
Segment Total	2,070	1,540	530	416	355	62	
Corporate and Eliminations	(45)	19	(65)	114	23	91	- Received settlement on copper trading litigation
Consolidated	2,025	1,559	465	531	378	153	

Financial Position	As of June 30, 2006	As of March 31, 2006	increase/ (decrease)
Total assets	65,446	67,119	(1,673)
Total shareholders' equity	13,142	13,040	102
Shareholders' equity ratio	20.1%	19.4%	0.7pt
Interest-bearing liabilities, net	25,870	26,222	(352)
Debt-equity ratio, net (times)	2.0	2.0	-

Summary

《Total assets》
- Decrease in operating assets
- Decrease in unrealized holding gains on securities available-for-sale

《Total shareholders' equity》
- Decrease in unrealized holding gains on securities available-for-sale
- Increase in retained earnings

Notification of change in the number of shares in one voting unit

To expand the investors base and to further improve the liquidity of the company's shares, we resolved to change the number of shares in one voting unit from 1,000 share to 100 shares. This change will be effective from September 1, 2006.

<Reference information>

Sumitomo Corporation

Number of subsidiaries and associated companies — Unit: Number of companies

	As of June 30, 2006			increase/(decrease) from June 30, 2005		
	Profit	Loss	Total	Profit	Loss	Total
Japan	179	78	257	(15)	(3)	(18)
Overseas	488	125	613	15	28	43
Total	667	203	870	0	25	25
(Profit-making company ratio)			77%			(2)pt

Equity in earnings of subsidiaries and associated companies — Unit: 100 millions of yen

	Three month ended June 30, 2006			increase/(decrease) from the same period of the previous year		
	Profit	Loss	Total	Profit	Loss	Total
Japan	156	(22)	134	21	3	24
Overseas	298	(21)	277	76	(4)	72
Total	454	(43)	411	97	(1)	96

Consolidated quarterly results FY2006 (Three-month period ended June 30, 2006)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Stock Exchange code No. 8053
(Listed on Tokyo, Osaka, Nagoya, and Fukuoka Stock Exchanges)
President & CEO, Motoyuki Oka
For further information contact:
Mitsuru Iba, Corporate Communications Dept. Tel.+81-3-5166-3089
Kihachiro Kawaguchi, Accounting Controlling Dept. Tel.+81-3-5166-3279
(URL http://www.sumitomocorp.co.jp/english)

1. Consolidated results for the three-month period ended June 30, 2006

(1) Summary

(Remark) Amounts are rounded to the nearest million.

	Total trading transactions		Operating income		Income before income taxes and minority interests in earnings of subsidiaries		Net income	
Three months ended	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
June 30, 2006	2,489,555	10.9	60,497	39.4	83,652	35.0	53,051	40.4
June 30, 2005	2,245,616	2.9	43,412	61.3	61,958	46.8	37,783	58.4
Year ended March 31, 2006	10,336,265	4.4	176,133	56.7	247,807	63.7	160,237	88.4

	Net income per share (basic)	Net income per share (diluted)
Three months ended	(yen)	(yen)
June 30, 2006	42.63	42.63
June 30, 2005	31.39	31.38
Year ended March 31, 2006	130.18	130.17

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
As of June 30, 2006	6,544,583	1,314,159	20.1	1,056.09
As of June 30, 2005	5,628,031	974,621	17.3	809.61
As of March 31, 2006	6,711,894	1,303,975	19.4	1,047.88

Notes
1) These consolidated results are prepared on the basis of accounting principles generally accepted in the United States of America.
2) The results of the first quarter are not audited by independent public accountants.
3) As of June 30, 2006 : Number of consolidated subsidiaries; 619 , Number of equity method applied associated companies; 251
As of March 31, 2006 : Number of consolidated subsidiaries; 626 , Number of equity method applied associated companies; 249
4) Percentage figures are changes from the same period of the previous fiscal year.
5) Total trading transactions and operating income are presented in a manner customarily used in Japan solely for Japanese investors' purposes. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent.
6) The targets for fiscal year 2006 announced in April 2006 have not been reviewed.

2. Outline of consolidated results for the three-month period ended June 30, 2006

The Company's total trading transactions for the three-month period ended June 30, 2006 was 2,489.6 billion yen, a 10.9% increase from the same period of the previous year. Gross profit increased by 46.5 billion yen to 202.5 billion yen. These were mainly due to strong performances in metal products businesses (Metal products), automobile finance business in Asia and ships business (Transportation & Construction Systems), and operations at Sumitomo Corporation of America (Overseas Subsidiaries and Branches). Newly consolidated subsidiaries such as TBC CORPORATION (automotive replacement tire marketer in the U.S.) also contributed.

Although, selling, general and administrative expenses increased mainly due to the newly consolidated subsidiaries and the expansion of business activities at subsidiaries, operating income increased by 17.1 billion yen to 60.5 billion yen. Equity in earnings of associated companies, net increased by 3.6 billion yen to 13.9 billion yen resulting from strong performances in tubular products business in the U.S., Sumisho Lease, and IPP businesses in Asia and Middle East. In addition, the Company received 10 billion yen through settlement on copper trading litigation. As a result, net income amounted to 53.1 billion yen, an increase of 15.3 billion yen or representing 40.4% growth from the same period of the previous year.

Sumitomo Corporation and Subsidiaries

Consolidated Statements of Income

Three-month periods ended June 30, 2006 and 2005
(Unaudited)

	Millions of yen				Millions of U.S. Dollars	
		2006		2005		2006
Revenues:						
Sales of tangible products	¥	605,525	¥	445,386	$	5,312
Sales of services and others		131,458		115,582		1,153
Total revenues		736,983		560,968		6,465
Cost:						
Cost of tangible products sold		500,733		377,086		4,392
Cost of services and others		33,800		27,979		297
Total cost		534,533		405,065		4,689
Gross profit		202,450		155,903		1,776
Other income (expenses):						
Selling, general and administrative expenses		(143,692)		(111,854)		(1,260)
Settlements on copper trading litigation		9,629		(2)		84
(Provision for) reversal of allowance for doubtful receivables		1,739		(637)		15
Gain on sale of property and equipment, net		550		1,264		5
Interest income		6,379		3,967		56
Interest expense		(13,660)		(7,587)		(120)
Dividends		5,783		5,425		51
Other than temporary impairment losses on securities		0		(40)		0
Gain on sale of marketable securities and other investments, net		1,329		3,891		12
Gain on issuances of stock by subsidiaries and associated companies		0		1,014		0
Equity in earnings of associated companies, net		13,867		10,242		121
Other, net		(722)		372		(6)
Total other income (expenses)		(118,798)		(93,945)		(1,042)
Income before income taxes and minority interests in earnings of subsidiaries		83,652		61,958		734
Income taxes		29,676		21,967		261
Income before minority interests in earnings of subsidiaries		53,976		39,991		473
Minority interests in earnings of subsidiaries, net		(925)		(2,208)		(8)
Net income	¥	53,051	¥	37,783	$	465
Disclosure of comprehensive income:						
Net income for the period	¥	53,051	¥	37,783	$	465
Other comprehensive income (loss), net of tax:						
Net unrealized holding gains (losses) on securities available-for-sale		(20,818)		209		(182)
Foreign currency translation adjustments		(1,152)		8,414		(10)
Net unrealized losses on derivatives		(1,130)		(3,251)		(10)
Comprehensive income for the period	¥	29,951	¥	43,155	$	263
Total trading transactions	¥	2,489,555	¥	2,245,616	$	21,838

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥114=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of June 30, 2006 (Unaudited) and March 31, 2006

	Millions of Yen		Millions of U.S. Dollars
	June 30, 2006	March 31, 2006	June 30, 2006
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 515,163	¥ 522,000	$ 4,519
Time deposits	12,327	8,331	108
Marketable securities	22,090	22,087	194
Receivables–trade:			
Notes and loans	262,871	265,022	2,306
Accounts	1,532,654	1,646,126	13,444
Associated companies	103,159	98,278	905
Allowance for doubtful receivables	(15,689)	(15,335)	(138)
Inventories	700,237	705,257	6,143
Deferred income taxes	34,071	31,998	299
Advance payments to suppliers	62,513	50,165	548
Other current assets	248,062	310,411	2,176
Total current assets	3,477,458	3,644,340	30,504
Investments and long–term receivables:			
Investments in and advances to associated companies	482,711	469,482	4,234
Other investments	751,691	783,015	6,594
Long–term receivables	671,758	662,075	5,893
Allowance for doubtful receivables	(37,238)	(40,703)	(327)
Total investments and long–term receivables	1,868,922	1,873,869	16,394
Property and equipment, at cost less accumulated depreciation	825,993	819,503	7,246
Goodwill and other intangible assets	257,433	259,264	2,258
Prepaid expenses, non–current	94,735	94,710	831
Deferred income taxes, non–current	13,619	13,511	120
Other assets	6,423	6,697	56
Total	¥ 6,544,583	¥ 6,711,894	$ 57,409

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥114=US$1.

Sumitomo Corporation and Subsidiaries

Consolidated Balance Sheets

As of June 30, 2006 (Unaudited) and March 31, 2006

	Millions of Yen		Millions of U.S. Dollars
	June 30, 2006	March 31, 2006	June 30, 2006
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 493,406	¥ 539,567	$ 4,328
Current maturities of long-term debt	380,838	428,545	3,341
Payables-trade			
Notes and acceptances	86,871	93,278	762
Accounts	978,610	1,070,921	8,584
Associated companies	42,714	29,713	375
Income taxes	26,247	33,060	230
Accrued expenses	81,933	92,975	719
Advances from customers	91,228	90,483	800
Other current liabilities	229,525	243,972	2,013
Total current liabilities	2,411,372	2,622,514	21,152
Long-term debt, less current maturities	2,498,928	2,447,170	21,921
Accrued pension and retirement benefits	11,213	13,180	98
Deferred income taxes, non-current	216,760	230,364	1,902
Minority interests	92,151	94,691	808
Shareholders' equity:			
Common stock	219,279	219,279	1,923
Additional paid-in capital	279,481	279,470	2,452
Retained earnings			
Appropriated for legal reserve	17,696	17,696	155
Unappropriated	615,924	579,217	5,403
	633,620	596,913	5,558
Accumulated other comprehensive income	187,297	213,767	1,643
Treasury stock, at cost	(5,518)	(5,454)	(48)
Total shareholders' equity	1,314,159	1,303,975	11,528
Total	¥ 6,544,583	¥ 6,711,894	$ 57,409

Note: The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥114=US$1.

Sumitomo Corporation and Subsidiaries

Operating Segment Information (Condensed)

Three-month periods ended June 30, 2006 and 2005
(Unaudited)

2006: Segment		Millions of Yen Gross profit		Net income		As of June 30 Segment assets		Total trading transactions
Metal Products	¥	18,239	¥	6,428	¥	644,337	¥	398,544
Transportation & Construction Systems		34,168		6,687		1,069,692		412,065
Machinery & Electric		5,806		2,837		458,579		60,185
Media, Electronics & Network		12,061		1,044		423,001		105,353
Chemical		8,460		1,155		246,619		168,851
Mineral Resources & Energy		10,873		4,289		611,440		468,652
Consumer Goods & Service		25,300		977		341,026		148,416
Materials & Real Estate		20,891		3,343		517,083		130,870
Financial & Logistics		8,656		2,879		444,211		55,479
Domestic Regional Business Units and Offices		9,213		1,315		408,521		237,689
Overseas Subsidiaries and Branches		53,331		10,650		1,103,777		532,720
Segment Total		206,998		41,604		6,268,286		2,718,824
Corporate and Eliminations		(4,548)		11,447		276,297		(229,269)
Consolidated	¥	202,450	¥	53,051	¥	6,544,583	¥	2,489,555

2005: Segment		Millions of Yen Gross profit		Net income		As of March 31 Segment assets		Total trading transactions
Metal Products	¥	14,773	¥	5,198	¥	662,844	¥	332,686
Transportation & Construction Systems		28,991		4,611		1,037,044		344,476
Machinery & Electric		7,198		1,797		475,384		246,148
Media, Electronics & Network		9,506		5,024		441,711		94,509
Chemical		7,991		1,472		243,216		143,298
Mineral Resources & Energy		9,301		3,526		618,169		320,772
Consumer Goods & Service		25,223		1,628		367,984		187,012
Materials & Real Estate		10,906		3,026		587,683		94,712
Financial & Logistics		3,742		133		470,771		32,468
Domestic Regional Business Units and Offices		9,565		1,228		424,773		239,858
Overseas Subsidiaries and Branches		26,769		7,809		1,054,635		372,357
Segment Total		153,965		35,452		6,384,214		2,408,296
Corporate and Eliminations		1,938		2,331		327,680		(162,680)
Consolidated	¥	155,903	¥	37,783	¥	6,711,894	¥	2,245,616

2006: Segment		Millions of U.S.Dollars Gross profit		Net income		As of June 30 Segment assets		Total trading transactions
Metal Products	$	160	$	56	$	5,652	$	3,496
Transportation & Construction Systems		300		59		9,383		3,614
Machinery & Electric		51		25		4,023		528
Media, Electronics & Network		106		9		3,711		924
Chemical		74		10		2,163		1,481
Mineral Resources & Energy		95		38		5,363		4,111
Consumer Goods & Service		222		9		2,991		1,302
Materials & Real Estate		183		29		4,536		1,148
Financial & Logistics		76		25		3,897		487
Domestic Regional Business Units and Offices		81		12		3,584		2,085
Overseas Subsidiaries and Branches		468		93		9,682		4,673
Segment Total		1,816		365		54,985		23,849
Corporate and Eliminations		(40)		100		2,424		(2,011)
Consolidated	$	1,776	$	465	$	57,409	$	21,838

Note:
1) The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥114=US$1.
2) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which we act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

For Immediate Release

July 28, 2006

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Re: Sumitomo Corporation Announces Grant of Stock Options for a Stock-Linked Compensation Plan

Sumitomo Corporation (the "Company") hereby announces that at a meeting held today, the Board of Directors resolved a proposal to issue new share acquisition rights in the form of stock options for a stock-linked compensation plan to the Company's Directors and Executive Officers in accordance with the provisions of Articles 236, 238 and 239 of the Company Law of Japan. The specific terms of the stock options issue are as follows:

1. **The Reason for the Need to Recruit Persons to Accept New Share Acquisition Rights on Particularly Favorable Terms**

   The compensation of the Company's Directors and Executive Officers consists of monthly remuneration, performance linked bonuses, stock options and retirement bonuses. However, this compensation is under review, and along with the abolishment of the retirement bonus system as of the close of the Ordinary General Meeting of shareholders held on June 23,2006, the Company issues new share acquisition rights in the form of stock options for a stock-linked compensation plan as described below, to link the Company's performance and stock price more clearly to compensation of Directors and Executive Officers, as well as to enhance the sharing of value with all our shareholders.

2.Name of the New Stock Acquisition Rights

Sumitomo Corporation, the First Stock Acquisition Rights for a Stock-linked Compensation Plan.

3.Type and Number of Shares Subject to New Share Acquisition Rights

The number of shares subject to new share acquisition rights shall be 111,000 of the Company's common shares, of which new share acquisition rights covering of 82,000 shares shall be allocated to the Company's Directors.

If the Company conducts a stock split or reverse stock split, the number of shares shall be adjusted using the following calculation formula. This adjustment, however, shall only be conducted for the number of shares subject to the new share acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment shall be rounded down.

NUMBER OF SHARES AFTER ADJUSTMENT =

NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR REVERSE SPLIT RATIO

4. Total Number of New Share Acquisition Rights to be Issued

The total number of new share acquisition rights to be issued shall be 111.

The total number of rights to be allocated to the Directors shall be 82.

(1,000 common shares for every new share acquisition right shall be issued. However, if adjustments are made to the number of shares as described in item 3. above, the same adjustments shall also be made here.)

5. The Need for Payment in Consideration of New Share Acquisition Rights

The new share acquisition rights will be issued without consideration.

6. Issue date of new share acquisition rights

July 31, 2006

7. Persons to whom New Share Acquisition Rights may be Allocated

Directors and Executive Officers, 29 persons in total.

8.Value of the Assets to be Contributed upon Exercise of the New Share Acquisition Rights

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be determined by multiplying the price paid per share issuable upon the exercise of the new share acquisition rights (hereinafter "Exercise Price") by the number of shares subject to such new share acquisition rights. The Exercise Price shall be one yen (¥1).

9.Term During which the New Share Acquisition Rights can be Exercised

10 years from the day following the day on which a person that has been allocated

new share acquisition rights (the "Grantees") becomes neither a Director nor an Executive Officer.

10.Conditions on Exercise of New Share Acquisition Rights

(1) The Grantee may not exercise the new share acquisition rights when any of the circumstances apply:

i. When the Grantee has been sentenced to imprisonment or severer penalty during his/her term of office.

ii. When the Grantee or his/her heirs have offered to abandon all or part of the new share acquisition rights in a document in the form specified by the Company.

(2) Transfer, pledge or any other encumbrance of new share acquisition rights shall not be permitted.

(3) Other conditions relating to the allocation of the new share acquisition rights shall be stipulated in an agreement concluded between the Company and each of the persons to whom the new share acquisition rights will be allocated.

11.Matters Concerning Increase in Capital and Capital Reserve in Case of Issuance of Shares through Exercise of New Share Acquisition Rights

(1) When shares are issued through the exercise of new share acquisition rights, the amount of capital increase shall be one-half of the maximum limit for increases in capital, etc., calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Rules. Fractions of less than ¥1 shall be rounded up in calculations.

(2) When shares are issued through the exercise of new share acquisition rights, the amount of capital reserve to be added shall be determined by subtracting the amount of capital increase as stipulated in (1) above from the maximum limit for increases in capital, etc. indicated in (1) above.

12.Limitation on the Acquisition of New Share Acquisition Rights by Assignment

Approval of the Board of Directors is required for the acquisition of new share acquisition rights by way of assignment.

13. Provisions Governing the Redemption of New Share Acquisition Rights by the Company

When the Grantee falls under the conditions of 10.(1) above, or cannot exercise such rights for other reasons, the Company may redeem such new share acquisition rights without compensation.

14.Reorganization

If the Company is subject to a merger (limited to the case where the Company ceases to exist after to the merger), merger or absorption by spin-off, demerger, stock swap or stock transfer (hereinafter "Reorganization"), it shall, pursuant to the provisions below, deliver new share acquisition rights covering the shares in the reorganized company as indicated in Article 236, Paragraph 1, Items 8a through e of the Company Law for the respective cases (hereinafter referred to as "Reorganized Company"), to the Grantees of the Company's existing new share acquisition rights (hereinafter "Existing New Share Acquisition Rights") when the Reorganization becomes effective. In this case, the Existing New Share Acquisition Rights will cease to exist and the Reorganized Company will issue new share acquisition rights. However, this shall be limited to the case whereby the delivery of new share acquisition rights for the Reorganized Company is stipulated in the take-over or merger agreements, merger or absorption by spin-off plans, demerger plans, stock swap agreements or stock transfer plans in accordance with the conditions below.

(a) Number of new share acquisition rights of the Reorganized Company to be delivered:

The same number as the number of new share acquisition rights held, respectively, by the Grantee of the Existing New Share Acquisition Rights shall be delivered.

(b) Types of shares of the Reorganized Company subject to new share acquisition rights:

The common shares of the Reorganized Company.

(c) Number of shares of the Reorganized Company subject to new share acquisition rights:

To be determined in accordance with item 3. above upon consideration of such factors as the conditions of the Reorganizations.

(d) Value of the assets to be contributed upon exercise of the new share acquisition rights:

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be the amount of the Exercise Price after the Reorganization as set forth below multiplied by the number of shares subject to such new share acquisition rights. The Exercise Price after the Reorganization shall be one yen (¥1) per share of the Reorganized Company that can be received upon exercise of the new share acquisition rights.

(e) Term during which the new share acquisition rights can be exercised:

To be determined in accordance with item 9. above.

(f) Matters concerning increase in capital and capital reserves in case of issuance of

shares through exercise of new share acquisition rights:
To be determined in accordance with item 11. above.

(g) Limitation on the acquisition of new share acquisition rights by assignment:
The acquisition of the new share acquisition rights by assignment shall require the approval of the Reorganized Company.

(h) Provisions governing the redemption of new share acquisition rights by the Reorganized Company:
To be determined in accordance with item 13. above.

(i) Other conditions on the exercise of new share acquisition rights:
To be determined in accordance with 10. above.

15.New Share Acquisition Right Securities

When requested by Company directors and others, the Company will issue new share acquisition right securities to the person in question.

16.Initial Date in Reckoning of New Share Acquisition Right Dividends

The first dividends or interim dividends for shares that have been issued as a result of the grantee exercising new share acquisition rights will be paid on April 1 if exercised between April 1 and September 30 and October 1 if exercised between October 1 and March 31 of the following year.

17.Payment Handling Bank for Exercising New Share Acquisition Rights

Sumitomo Mitsui Banking Corporation Limited, Tokyo Main Office
1-3-2,Marunouchi, Chiyoda-ku, Tokyo, Japan

18.Location to Request Exercise of New Share Acquisition Rights

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, Japan

19.Number of Shares in One Voting Unit

1,000 shares

For Immediate Release

July 28, 2006

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Re: Sumitomo Corporation Announces Grant of Stock Options (New Share Acquisition Rights)

Sumitomo Corporation (the "Company") hereby announces that at a meeting held today, the Board of Directors resolved to issue new share acquisition rights in the form of stock options to the Company's Directors, Executive Officers and Corporate Officers who qualify under the qualification system of the Company in accordance with the provisions of Articles 236, 238 and 239 of the Company Law of Japan. The specific terms of the stock options issue are as follows:

1. The Reason for the Need to Recruit Persons to Accept New Share Acquisition Rights on Particularly Favorable Terms

So as to increase the motivation and morale of the Company's Directors, Executive Officers and employees and further expand our profit base and strengthen our corporate constitution, the Company wishes to be able to issue new share acquisition rights without consideration.

2. Name of the New Share Acquisition Rights

Sumitomo Corporation, the Fifth Stock Acquisition Rights

3. Type and Number of Shares Subject to New Share Acquisition Rights

The number of shares subject to new share acquisition rights shall be 189,000 of the Company's common shares, of which new share acquisition rights covering of 72,000 shares shall be allocated to the Company's Directors.

If the Company conducts a stock split or reverse stock split, the number of shares shall be adjusted using the following calculation formula. This adjustment, however, shall only be conducted for the number of shares subject to the new share

acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment shall be rounded down.

NUMBER OF SHARES AFTER ADJUSTMENT =

NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR REVERSE SPLIT RATIO

4. Total Number of New Share Acquisition Rights to be Issued

The total number of new share acquisition rights to be issued shall be 189.

The total number of rights to be allocated to the Directors shall be 72.

(1,000 common shares for every new share acquisition right shall be issued. However, if adjustments are made to the number of shares as described in item 3. above, the same adjustments shall also be made here.)

5. The Need for Payment in Consideration of New Share Acquisition Rights

The new share acquisition rights will be issued without consideration.

6. Issue Date of New Share Acquisition Rights

July 31, 2006

7. Persons to whom New Share Acquisition Rights may be Allocated

Directors, Executive Officers and Corporate Officers under the Company's qualification system, 83 persons in total.

8. Value of the Assets to be Contributed upon Exercise of the New Share Acquisition Rights

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be determined by multiplying the price paid per share issuable upon the exercise of the new share acquisition rights (hereinafter "Exercise Price") by the number of shares subject to such new share acquisition rights.

The Exercise Price shall be JPY 1,492. However, that if the Exercise Price as so computed would be less than the closing price for transactions in the Company's common shares on the Tokyo Stock Exchange on July 31, 2006, on which the new share acquisition rights are allocated (or the closing price on the day immediately preceding such date, if there were no transactions on such date), the Exercise Price shall be such closing price.

When the Company issues new shares at a price below the market price following the issuance of new share acquisition rights, the Exercise Price shall be adjusted using the following formula, rounding up fractions of less than ¥1 resulting from the adjustment. However, this shall not apply to the issuance of new shares by the

Company in cases of the exercise of new share acquisition rights or public offerings at fair value.

$$\text{Post-adjustment Exercise Price} = \text{pre-adjustment Exercise Price} \times \frac{\text{number of shares already issued} + \dfrac{\text{number of shares newly issued} \times \text{pre-adjustment Exercise Price}}{\text{share price before new issuance}}}{\text{number of shares already issued} + \text{increase in number of shares resulting from new issuance}}$$

Moreover, if the Company implements a stock split or a reverse split following the issuance of new share acquisition rights, the Exercise Price shall be adjusted in proportion to the ratio of the stock split or reverse split, rounding up fractions of less than ¥1 resulting from the adjustment.

In addition to the above, if an adjustment of the Exercise Price is necessary, for example if the Company merges with another company, or merges or absorbs by spin-off another company following the issuance of new share acquisition rights, it shall be appropriately adjusted within reasonable limits.

9. Term During which the New Share Acquisition Rights can be Exercised

From April 1, 2007 to June 30, 2011

10. Conditions on Exercise of New Share Acquisition Rights

(1) A person that has been allocated new share acquisition rights (the "Grantee") of must also be, at the time of exercise thereof, a Director, Executive Officer or Corporate Officer of the Company.

(2) Even before expiration of the exercise period, under the following circumstances of i, ii or iii, grantees of the new share acquisition rights must forfeit new share acquisition rights and the rights in question shall cease to exist.

i. In situations where the grantee of the new share acquisition rights is found to have committed a crime that is punishable by imprisonment or a harsher punishment.

ii. If the grantee of the new share acquisition rights passes away.

iii. If the grantee of the new share acquisition rights announces, in writing, the decision to renounce all or part of the new share acquisition rights on company prescribed letterhead.

(3) Transfer, pledge, any other encumbrance or inheritance of new share acquisition rights shall not be permitted.

(4) Other conditions relating to the allocation of the new share acquisition rights shall be stipulated in an agreement concluded between the Company and each of the persons to whom the new share acquisition rights will be allocated.

11. Matters Concerning Increase in Capital and Capital Reserve in Case of Issuance of Shares through Exercise of New Share Acquisition Rights

(1) When shares are issued through the exercise of new share acquisition rights, the amount of capital increase shall be one-half of the maximum limit for increases in capital, etc., calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Rules. Fractions of less than ¥1 shall be rounded up in calculations.

(2) When shares are issued through the exercise of new share acquisition rights, the amount of capital reserve to be added shall be determined by subtracting the amount of capital increase as stipulated in (1) above from the maximum limit for increases in capital, etc. indicated in (1) above.

12. Limitation on the Acquisition of New Share Acquisition Rights by Assignment

Approval of the Board of Directors is required for the acquisition of new share acquisition rights by assignment.

13. Provisions Governing the Redemption of New Share Acquisition Rights by the Company

When the Grantee has not met the conditions of item 10.(1) above, falls under the each conditions of item 10.(2) above, or cannot for other reason exercise such rights, the Company may redeem such new share acquisition rights without compensation.

14. Reorganization

If the Company is subject to a merger (limited to the case where the Company ceases to exist after to the merger), merger or absorption by spin-off, demerger, stock swap or stock transfer (hereinafter "Reorganization"), it shall, pursuant to the provisions below, deliver new share acquisition rights covering shares in the reorganized company as indicated in Article 236, Paragraph 1, Items 8a through e of the Company Law for the respective cases (hereinafter "Reorganized Company"), to the Grantee of the Company's existing new share acquisition rights (hereinafter "Existing New Share Acquisition Rights") when the Reorganization becomes

effective. In this case, the Existing New Share Acquisition Rights will cease to exist and the Reorganized Company will issue new share acquisition rights. However, this shall be limited to the case whereby the delivery of new share acquisition rights for the Reorganized Company is stipulated in the take-over or merger agreements, merger or absorption by spin-off plans, demerger plans, stock swap agreements or stock transfer plans in accordance with the conditions below.

(1) Number of new share acquisition rights of the Reorganized Company to be delivered:

The same number as the number of new share acquisition rights held, respectively, by the Grantee of the Existing New Share Acquisition Rights shall be delivered.

(2) Types of shares of the Reorganized Company subject to new share acquisition rights:

The common shares of the Reorganized Company

(3) Number of shares of the Reorganized Company subject to new share acquisition rights:

To be determined in accordance with item 3. above upon consideration of such factors as the conditions of the Reorganizations.

(4) Value of the assets to be contributed upon exercise of the new share acquisition rights:

To be determined in accordance with item 8. above upon consideration of such factors as the conditions of the Reorganizations.

(5) Term during which the new share acquisition rights can be exercised:

From the later of either the starting date of the term in which the Existing New Share Acquisition Rights stipulated in item 9. above can be exercised or the date on which the Reorganization takes effect, through the last date on which the Existing New Share Acquisition Rights stipulated in item 9. above could have been exercised.

(6) Matters concerning increase in capital and capital reserve in case of issuance of shares through exercise of new share acquisition rights:

To be determined in accordance with item 11. above.

(7) Limitation on the acquisition of new share acquisition rights by assignment:

The acquisition of new share acquisition rights by assignment shall require the approval of the Reorganized Company.

(8) Provisions governing the redemption of new share acquisition rights by the Reorganized Company:

To be determined in accordance with item 13. above.

(9) Other conditions on exercise of new share acquisition rights:

To be determined in accordance with item 10. above.

15. New Share Acquisition Right Securities

When requested by Company directors and others, the Company will issue new share acquisition right securities to the person in question.

16. Initial Date in Reckoning of New Share Acquisition Right Dividends

The first dividends or interim dividends for shares that have been issued as a result of the grantee exercising new share acquisition rights will be paid on April 1 if exercised between April 1 and September 30 and October 1 if exercised between October 1 and March 31 of the following year.

17. Payment Handling Bank for Exercising New Share Acquisition Rights

Sumitomo Mitsui Banking Corporation Limited, Tokyo Main Office

1-3-2, Marunouchi, Chiyoda-Ku, Tokyo, Japan

18. Location to Request Exercise of New Share Acquisition Rights

Sumitomo Corporation

1-8-11, Harumi, Chuo-Ku, Tokyo, Japan

19. Number of Shares in One Voting Unit

1,000 shares